                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                AMENDMENT NO. 11
                                       TO
                                   SCHEDULE TO
                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ____________________

                               CII FINANCIAL, INC.
                      (Name of subject companies (issuer))

                         CII FINANCIAL, INC., as issuer
         (Names of filing persons (identifying status as offeror, issuer or other person))
                             ____________________

                   7 1/2% CONVERTIBLE SUBORDINATED DEBENTURES
                  DUE SEPTEMBER 15, 2001 OF CII FINANCIAL, INC.
                         (Title of Class of Securities)
                             ____________________

                                    12551LAB7
                      (CUSIP Number of Class of Securities)

                             David Sonenstein, Esq.
                                 General Counsel
                              2716 North Tenaya Way
                               Las Vegas, NV 89128
                            Telephone: (702) 242-7046
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                            Stephen P. Farrell, Esq.
                              Howard A. Kenny, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                            Telephone: (212) 309-6000

                            CALCULATION OF FILING FEE
                 Transaction Valuation (1)        Amount of Filing Fee
                        $47,059,000                    $12,424

(1)  Pursuant to Rule 457(f)(2) under the Securities Act of 1933, this amount is based upon the book value of the $47,059,000  aggregate principal amount of the 7 1/2% convertible subordinated debentures due September 15, 2001, that may be received in the exchange offer.

[X]  Check box if any part of the fee is offset as  provided by Rule 0-11 (a)(2)
     and identify the filing with which the offsetting fee was previously  paid.
     Identify the previous filing by registration  statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $12,424
Form or Registration No.:  Form S-4 (File No. 333-52726)
Filing Party:  CII Financial, Inc.
Date Filed:  December 26, 2000

[ ] Check the box if the filing relates solely to preliminary  communications made before the commencement of a tender offer.

Check the  appropriate  boxes below to designate any  transactions to which the statement relates:

[      ] third party tender offer subject to Rule 14d-1.
[  X   ] issuer tender offer subject to Rule 13e-4.
[      ] going private transaction subject to Rule 13e-3.
[      ] amendment to Schedule 13D under Rule 13d-2.

Check the  following box if the filing is a final  amendment  reporting the results of the tender offer: [ ]

                                  INTRODUCTION

     This Amendment No. 11 to a Tender Offer Statement on Schedule TO relates to the offer by CII Financial, Inc., a California corporation ("CII Financial"), to exchange up to $47,059,000 of the  outstanding 7 1/2%  convertible  subordinated debentures due September 15, 2001  ("Debentures"),  of CII Financial,  Inc., (or
such lesser number as are properly  tendered) for new senior debentures or cash, upon the terms  and  subject  to the  conditions  set  forth in CII  Financial's
Registration  Statement  on  Form  S-4  (File  No.  333-52726)  filed  with  the
Securities  and Exchange  Commission  on December  26,  2000,  and as amended on
February  5,  2001,  March 1,  2001,  March 30,  2001 and  April  18,  2001 (the
"Registration Statement").

     The information in the Registration  Statement and the exhibits thereto are incorporated  herein by reference  in this  Schedule TO in answer to some of the items required in this Schedule TO.

     CII Financial hereby amends and supplements the Schedule TO as follows:

ITEM 12.      Materials to be filed as Exhibits.

(a)(24)*   Press Release Issued by the Company on May 1, 2001.

_____________

*Previously filed with the Securities and Exchange Commission.

                                    SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

Date:    May 1, 2001

                                     CII FINANCIAL, INC.

                                     By:     /s/ Kathleen M. Marlon
                                     Name:   Kathleen M. Marlon
                                     Title:  President, Chief Executive Officer
                                             and Chairman

                                INDEX TO EXHIBITS
                                     Exhibit

Exhibit
Number
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(a)(24)*   Press Release Issued by the Company on May 1, 2001.

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*Previously filed with the Securities and Exchange Commission.